Squire Patton Boggs (US) LLP 555 South Flower Street, 31st Floor Los Angeles, CA 90071 O +1 213 624 2500 F +1 213 623 4581 squirepattonboggs.com

July 30, 2019

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:   J. Nolan McWilliams, Attorney-Advisor

                   John Dana Brown, Attorney-Advisor

                   Beverly Singleton, Staff Accountant

                   Doug Jones, Staff Accountant

Re:	Kura Sushi USA, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed July 30, 2019

File No. 333-232551

Ladies and Gentlemen:

On behalf of our client, Kura Sushi USA, Inc. (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated July 29, 2019 (the “Letter”), relating to the Company’s Registration Statement on Form S-1 filed with the Commission on July 22, 2019 (the “Registration Statement”). We are concurrently submitting a revised version of the Registration Statement on Form S-1 (File No. 333-232551) (“Amendment No. 3”).

Each of the Staff’s comments contained in the Letter is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Letter. We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of Amendment No. 3 in paper format, marked to show changes from the Registration Statement filed on July 22, 2019.

Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement filed on July 22, 2019), all page references herein correspond to a page of Amendment No. 3. Capitalized terms not defined herein have the meanings given to them in Amendment No. 3.

U.S. Securities and Exchange Commission July 30, 2019 Page 2	Squire Patton Boggs (US) LLP

Amended Form S-1 filed July 22, 2019

General

1.	We note your response to our prior comment one and ressiue in part. Please disclose whether these provisions apply to actions arising under the Securities Act.

In response to the Staff’s comment, the Company advises the Staff that it has revised its disclosure on pages 39 and 113 of the prospectus to add disclosure that the exclusive forum provisions will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction. The Company further confirms to the Staff that this added disclosure as referenced in the preceding sentence will also be included in future filings by the Company as part of the Company’s disclosures regarding the exclusive forum provisions in the manner described in our letter dated July 22, 2019.

* * * * *

We appreciate the efforts of the Staff and look forward to resolving the above comments as soon as possible. If you have any questions regarding the above, please do not hesitate to contact me at (614) 365-2759 (aaron.seamon@squirepb.com) or Hiroki Suyama at (213) 689-6506 (hiroki.suyama@squirepb.com).

Very truly yours,

/s/ Aaron A. Seamon
Aaron A. Seamon

Enclosures

cc:	Koji Shinohara, Chief Financial Officer - Kura Sushi USA, Inc.

Hiroki Suyama, Squire Patton Boggs (US) LLP

Jennifer Carlson, Mayer Brown LLP